Mail Stop 4561
Via Fax (408) 526-4100

December 19, 2008

Jonathan Chadwick
Senior Vice President, Corporate Controller and
Principal Accounting Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

   Re: **Cisco Systems, Inc.**
     Form 10-K for the Fiscal Year Ended July 26, 2008
     Filed on September 15, 2008
     Form 10-Q for the Quarter Ended October 25, 2008
     File No. 000-23354

Dear Mr. Chadwick:

   We have reviewed your response letter dated December 5, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 30, 2008.

Form 10-Q for the Quarter Ended October 25, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates

Investment Impairments, page 36

1. We note that $23.2 billion, or 87%, of your total investments including private investments are classified as Level 2 and Level 3 as defined in SFAS 157. We also note your disclosure in Note 8 that Level 2 fixed income securities are valued

using quoted market prices for similar instruments, non-binding market prices that are corroborated by observable market data, or discounted cash flow techniques. In addition, we note that Level 3 asset-backed securities are fair valued using discounted cash flow models and private investments are fair valued using financial metrics, comparison to other private and public companies, analysis of the financial condition and near-term prospects of the investees. Tell us how you considered providing the following additional disclosure in your critical accounting estimates discussion:

- If material, a discussion of the extent to which, and how, you used or considered relevant market indices, for example ABX or CMBX, in applying the techniques or models you used to value your material assets or liabilities. Consider describing any material adjustments you made during the reporting period to the fair value of your assets or liabilities based on market indices and your reasons for making those adjustments.
- Discuss specific assumptions used in your valuation techniques, how they were developed, how and why assumptions changed from period to period if material, and discuss whether valuation techniques/models changed as a result of the lack of liquidity.
- If applicable, quantify the extent of the use of brokers and pricing services separately and describe validation procedures performed. Discuss whether prices/quotes are adjusted and the key judgments/sensitivity in arriving at the ultimate fair value used.

Pursuant to section V of our Release 33-8350, critical accounting estimates disclosure should indicate if the nature of estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of estimates and assumptions on financial condition or operating performance is material.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief